

To the Holders of:
Treasury Index LinkEd Securities (TILESSM)
Series 2006-1

CUSIP NO. 89465GAA3

Distribution Date February 18, 2014

Bank of America, National Association, as Trustee for the Trust, hereby gives notice with respect to the Distribution Date as follows:

The amount of the distribution payable to the Certificateholders on the Distribution Date allocable to principal and premium, if any, and interest, is as set forth below:

Beginning Principal Amount	Principal Payment	Ending Principal Amount	Ten Year Constant Maturity Treasury Rate	Fixed Rate Spread	Interest Amount Due	Aggregate Interest Due and Unpaid	Total Distribution
$12,700,000.00		$12,700,000.00	2.71%	0.25%	187,960.00	$0.00	$187,960.00

Additional Information		
Swap Counterparty Payment Amount to Trustee	$	187,960.00
Trustee Payment to Swap Counterparty	$	400,050.00
Trustee Fees	$	2,000.00
Expense Account Deposit	$	857.50

	Original Ratings		Current Ratings			
CUSIP	Moody's	S & P	Moody's	Date	S & P	Date
89465GAA3		A-	N/A		NR	25-Oct-12

Underlying Security	Goldman Sachs Capital I 6.345% Capital Securities due February 15, 2034
Payment Dates	15th of Feb/Aug or NBD
Cusip	38143VAA7
Current Principal Balance	$12,700,000.00
Annual Coupon Rate (Fixed)	6.34500%
Interest Payment Received	$402,907.50

	Original Ratings		Current Ratings			
CUSIP	Moody's	S & P	Moody's	Date	S & P	Date
38143VAA7	A1	A-	Baa3	21-Jun-12	BB+	29-Nov-11

*The Trustee shall not be held responsible for the selection or use of the CUSIP number nor is any representation made as to its correctness.
It is included for the convenience of the Holders.